VIA EDGAR

January 2, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Claudia Rios
Liz Packebusch

Re:	Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.) Amendment No. 13 to Registration Statement on Form S-1
Filed December 12, 2025
File No. 333-280668

To Whom It May Concern:

Bimergen Energy Corporation (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated December 31, 2025 regarding the Company’s Amendment No. 13 to its Registration Statement on Form S-1/A filed on December 12, 2025 (the “Registration Statement”). In response to the Staff’s comments, the Company has filed Amendment No. 14 to its Registration Statement on Form S-1/A on January 2, 2026. We are submitting this correspondence to further explain the Company’s responses to such comments. For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Amendment No. 13 to Registration Statement on Form S-1 General

1.	We note your disclosure that the warrants and pre-funded warrants may be exercised on a cashless basis, in which case the holder is entitled to receive a number of shares determined according to the formula set forth in the respective instrument. Please revise to disclose the formula(s) governing cashless exercise and clearly state whether the shares issued in a cashless exercise will be greater or less than the shares issued in a cash exercise.

Response: The Company acknowledges the Staff’s comment and we have revised the registration statement within Description of Securities We Are Offering Section to disclose the formula(s) governing cashless exercise and clearly state whether the shares issued in a cashless exercise will be greater or less than the shares issued in a cash exercise.

2.	Please update your filing fee table to reflect the changes made to your offering.

Response: The Company acknowledges the Staff’s comment and notes that we have revised the filing fee table to reflect the changes made to our offering.

If the Staff has completed its review of the Registration Statement, we would request acceleration of the Registration Statement immediately.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Sincerely,

BIMERGEN ENERGY CORPORATION

By:	/s/ Robert J Brilon
Name:	Robert J. Brilon
Title:	Co-Chief Executive Officer